UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
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NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: 12-31-2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

               For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-- REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

Full Name of Registrant

Scientific Fuel Technologies, Inc.

Former Name if Applicable

101 West Renner Road, Suite 300

Address of Principal Executive Office (Street and Number)

Richardson, TX 75082

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, Vertical Computer Systems, Inc. (the “Company”) has experienced delays in resolving general accounting and financial reporting issues of the Registrant, including related footnote disclosures, which are material to the Registrant’s financial statements.  In addition, the Registrant has experienced delays in resolving legal matters and accounting issues associated with the Company’s material subsidiary, Now Solutions, Inc., which are material to the Registrant’s financial statements.  As a result, Registrant’s accounting department requires additional time to accumulate and review its subsidiaries’ financial information in order to complete the consolidation process, as well as to complete its own financial statements and disclosures, and cannot, without unreasonable effort and expense, file its Form 10-K on or before the prescribed filing date.  Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-K within fifteen days after the prescribed filing date.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Braun	(817) 348-8717
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company  Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3)   Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

During the year ended December 31, 2009, the Company reduced its outstanding liabilities in connection with a judgment awarded to Now Solutions, in its litigation with Ross Systems, Inc. (“Ross”).  Consequently, for the year ended December 31, 2009, the Company paid down or wrote-off certain debt and other liabilities on its accounts.  In general, the Company:

(a)	wrote-off a $750,000 note payable to Ross, plus any accrued interest on this note;
(b)	paid down outstanding attorney’s fees of approximately $2,345,502;
(c)
made payments of $380,569 that Now Solutions was obligated to pay toward the outstanding balances on certain notes payable issued by Taladin, Inc. (a 100% subsidiary of the Company) from the net proceeds collected on the judgment awarded to Now Solutions in the Ross litigation (after deducting attorney’s fees and costs); and

(d)	paid down other outstanding debt of the Company in notes payable and accounts payable.

The net effect of the above results is approximately $4.8 million of gain on settlement of litigation.  The Company estimates the results of operations as follows:

The Company had net income of approximately $3.5 million and $0.2 million for the years ended December 31, 2009 and 2008, respectively including the impact of the judgment awarded to Now Solutions in its litigation with Ross as described above.

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Vertical Computer Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ David Braun
David Braun, Chief Financial Officer

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